China VoIP & Digital Telecom, Inc.

11th Floor Tower B1, Yike Industrial Base, Shunhua Rd,

High-tech Industrial Development Zone, Jinan, China 250101

July 23, 2008

VIA TELEFAX (202)772-9210

Ms. Katherine Wray

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20249

Re:

China VoIP & Digital Telecom, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed July 11, 2008

File No. 333-149023

Dear Ms. Wray:

We are in receipt of your comment letter dated July 23, 2008 regarding the above referenced filing.  As requested in your letter, we have filed an amendment to the S-1 as a response to the question raised by staff.  For convenience, the matter is listed below, followed by the Company’s response.

Combined Opinion and Consent of Anslow & Jaclin, LLP

1.

Counsel states the following in its opinion filed as Exhibit 23.2 to the registration statement: “It is our opinion that the shares of common stock to be offered pursuant to the Registration Statement and sold by the selling shareholders have been duly authorized and shall become legally issued, fully paid and non-assessable when the notes are converted and the warrants are exercised and the underlying shares are issued” (italics added).  However, your amended filing does not appear to be registering for resale any shares of common stock issuable upon the conversion of notes.  Accordingly, please have counsel file a revised opinion omitting the reference to the conversion of the notes, or advise.  In addition, we note that the exhibit index in your registration statement lists the “Consent of Anslow & Jaclin” as both Exhibit 5.1 and Exhibit 23.2, and indicates that this document is filed as Exhibit 5.1.  Please revise the exhibit index in your registration statement as needed to reflect, if accurate, that both the opinion and the consent of counsel are being filed and to reference the appropriate exhibit number(s).

Response:  A revised opinion has been filed as Exhibit 23.2 to the registration statement omitting the reference to the conversion of the notes.  In addition, we have revised the exhibit index in our registration statement to reflect that both the opinion and the consent of counsel are being filed and have referenced the appropriate exhibit number(s).

Very truly yours,

CHINA VOIP & DIGITAL TELECOM, INC.

By:	/s/ Li Kunwu
Li Kunwu
President and Chief Executive Officer